[Dechert LLP Logo]
May 30, 2007
VIA EDGAR
Mr. Brion R. Thompson, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Re:	ING Equity Trust (File Nos. 333-56881, 811-08817)
Dear Mr. Thompson:
This letter responds to comments provided to Karl Paulson Egbert for Post-Effective Amendment No. 77 to the Registration Statement on Form N-1A for ING Equity Trust (“Registrant”). Our summary of the comments and our responses thereto are provided below. The discussion below focuses on the Class A, Class B and Class C Prospectus for the ING Index Plus LargeCap Equity Fund III (“Fund”) and the related Statement of Additional Information (“SAI”). In addition, attached is the requested Tandy Letter (Attachment A).
COMBINED CLASS A, CLASS B AND CLASS C PROSPECTUS
Principal Investment Strategies (pg. 2)
1.	Comment: The Staff noted that the principal investment strategies section states that the Fund “normally invests at least 80% of its net assets in stocks included in the Standard & Poor’s 500® index.” The Staff pointed out that Investment Company Release No. 24828 (paragraph II(a)(1)) states “[i]ndex funds, for example, generally would be expected to invest more than 80% of their assets in investments connoted by the applicable index.” The Staff asked whether this language should apply to the Fund.

Response: We note that the Fund is an “Index Plus” fund and not an “index” fund. We believe this distinction is critical because, as a threshold matter, we do not believe the same analysis applies to both types of fund. The objective of an index fund is to track an index as closely as possible, frequently by mechanically investing in each security on an index. An index fund does not need investment flexibility in order to meet its investment objective; indeed, investment discretion is antithetical to the precise tracking of an index. As such, it may be appropriate to require an index fund to invest significantly more than 80% of its assets in index securities. But the same rationale does not apply to index plus funds. The strategy of an index plus fund is to exclude some index securities and otherwise deviate from the index. Thus, in contrast to an index fund, one would not expect an index plus fund to be comprised only of securities in the index. Further, an index plus fund needs the same investment flexibility as other funds that rely on investment discretion. Based on these factors, we believe the normal, 80% threshold is most appropriate for the Fund.

As a separate matter, we note that the Staff’s comments with respect to index funds in Release No. 24828, while helpful, are by their nature less precise than the guidance contained in Rule 35d-1. These comments contain no insight as to their application from a disclosure perspective; for example, tracking the language of the release (e.g. the Fund “would generally [...] expect to invest more than 80% of [its] assets in investments connoted by the applicable index”) would not lead to significantly different disclosure from what the Fund already discloses. Finally, although the release notes that “the 80% investment requirement is not intended to create a safe harbor for investment company names”, nor does it state with any certainty what standard ought to apply to the Fund. Absent a formal rule, we believe application of the Staff’s index fund comments in Release No. 24828 would be difficult, inconsistently applied and not helpful to investors.

2.	Comment: The Staff noted that the principal investment strategies section states that the fund “normally invests at least 80% of its net assets in stocks included in the Standard & Poor’s 500® index.” The Staff asked whether “net assets” includes borrowings for investment purposes. If so, please consider adding this phrase to the discussion.

Response: The Fund’s investments do not include borrowing for investment purposes. Thus, the disclosure has not been modified.

3.	Comment: The Staff noted that the Fund normally invests in stocks with a minimum market capitalization of $3 billion. As a result, the Staff queried whether a “mid-capitalization company risk” should be added.

Response: As disclosed in the prospectus, the Sub-Adviser normally invests in stocks included in the S&P 500 Index. While some of these stocks are issued by mid-cap companies, most stocks in the S&P 500 Index are issued by large-cap companies. As a result, exposure to mid-cap companies is not expected to be a significant risk for the Fund.

4.	Comment: The Staff noted the inclusion of “Investment Strategy Under Certain Market Conditions” under the principal investment strategies section. The Staff queried whether the section actually described a principal investment strategy of the Fund.

Response: As disclosed in the Prospectus, when the Fund’s market value is under $5 million, the Fund may invest in other investment companies. In that situation, investment in other investment companies is a principal investment strategy of the Fund. The current disclosure is appropriate to alert investors to the fact that the Fund may use investments in other investment companies subject to the limitations of the Investment Company Act of 1940 and the Fund’s investment policies and restrictions.

What You Pay to Invest (pg. 5)
5.	Comment: Please move the footnotes to the “Fees You Pay Directly” table to after the end of both tables.

Response: The Registrant believes that the current presentation is clearer and helps to avoid confusion between the footnotes to the sections entitled “Fees You Pay Directly” and “Operating Expenses Paid Each Year by the Fund.” The Registrant appreciates the Staff’s comment; however, the Registrant believes that the disclosure is appropriate in its current location. Accordingly, no change has been made.

6.	Comment: The Staff noted that the chart for “Operating Expenses Paid Each Year by the Fund” does not include the underlying expenses of other investment companies in which the Fund invests (“Acquired Funds”). Please add a line item to reflect the expenses of the underlying funds.

Response: The Fund does not currently invest more than 0.01% of its average net assets in other investment companies. Therefore, the underlying expenses of any Acquired Funds have been included in “Other Expenses.”
* * *
Should you have any questions, please do not hesitate to contact the undersigned at 202.261.3499.
Kind regards,
/s/ Karl Paulson Egbert
Karl Paulson Egbert
Dechert LLP
Attachment:	Paul A. Caldarelli Counsel ING U.S. Legal Services

[ING FUNDS LOGO]
May 30, 2007
VIA EDGAR
Mr. Brion Thompson, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
RE:	ING Equity Trust (File Nos. 333-56881, 811-08817)
Dear Mr. Thompson;
ING Equity Trust (“Registrant”) is responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrant will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.
Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.
Regards,
/s/ Paul A. Caldarelli
Paul A. Caldarelli
Counsel
ING U.S. Legal Services
Attachment
cc:	Jeffrey Puretz Dechert LLP